SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Psychiatric Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74439H 10 8 (CUSIP Number)

August 26, 2004

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 74439H 10 8	13G	Page 2 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Salix Ventures II, L.P. 62-1815941
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares of Common Stock
(6) Shared Voting Power Not applicable
(7) Sole Dispositive Power 0 shares of Common Stock
(8) Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 3 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Salix Affiliates II, L.P. 06-1596864
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares of Common Stock
(6) Shared Voting Power Not applicable
(7) Sole Dispositive Power 0 shares of Common Stock
(8) Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 4 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Salix Partners II 62-1815944
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power Not applicable
(6) Shared Voting Power 0 shares of Common Stock
(7) Sole Dispositive Power Not applicable
(8) Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 5 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Salix Donovan, LLC 62-1815942
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power Not applicable
(6) Shared Voting Power 0 shares of Common Stock
(7) Sole Dispositive Power Not applicable
(8) Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* OO-LLC

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 6 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Salix Ivy, LLC 01-0562567
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power Not applicable
(6) Shared Voting Power 0 shares of Common Stock
(7) Sole Dispositive Power Not applicable
(8) Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* OO-LLC

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 7 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Salix Pou, LLC 61-1409110
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power Not applicable
(6) Shared Voting Power 0 shares of Common Stock
(7) Sole Dispositive Power Not applicable
(8) Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* OO-LLC

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 8 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Salix Management Corp. 62-1719278
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power Not applicable
(6) Shared Voting Power 0 shares of Common Stock
(7) Sole Dispositive Power Not applicable
(8) Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 9 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) David Ward
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power Not applicable
(6) Shared Voting Power 0 shares of Common Stock
(7) Sole Dispositive Power Not applicable
(8) Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 10 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Christopher Grant, Jr.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 2,000 shares of Common Stock
(6) Shared Voting Power Not applicable
(7) Sole Dispositive Power 2,000 shares of Common Stock
(8) Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.01%
12.	Type of Reporting Person* IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 11 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Martin R. Felsenthal
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power Not applicable
(6) Shared Voting Power 0 shares of Common Stock
(7) Sole Dispositive Power Not applicable
(8) Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 12 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CGJR II, L.P. 62-1622325
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares of Common Stock
(6) Shared Voting Power Not applicable
(7) Sole Dispositive Power 0 shares of Common Stock
(8) Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 13 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CGJR/MF III, L.P. 62-1622326
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares of Common Stock
(6) Shared Voting Power Not applicable
(7) Sole Dispositive Power 0 shares of Common Stock
(8) Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 14 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CGJR Health Care Services Private Equities, L.P. 62-1600950
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares of Common Stock
(6) Shared Voting Power Not applicable
(7) Sole Dispositive Power 0 shares of Common Stock
(8) Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 15 of 21 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CGJR Capital Management, Inc. 62-1600948
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares of Common Stock
(6) Shared Voting Power Not applicable
(7) Sole Dispositive Power 0 shares of Common Stock
(8) Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person* CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 74439H 10 8	13G	Page 16 of 21 pages

Schedule 13G

Amendment No. 2*

Common Stock Par Value $0.01

CUSIP No. 74439H 10 8

Item 1	(a)	Name of Issuer:
Psychiatric Solutions, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

113 Seaboard Lane, Suite C-100 Franklin, Tennessee 37067

Item 2	(a)	Name of Person Filing:

Salix Ventures II, L.P.

Salix Affiliates II, L.P.

Salix Partners II

Salix Donovan, LLC

Salix Ivy, LLC

Salix Pou, LLC

Salix Management Corp.

David Ward

Christopher Grant, Jr.

Martin R. Felsenthal

CGJR II, L.P.

CGJR/MF III, L.P.

CGJR Health Care Services Private Equities, L.P.

CGJR Capital Management, Inc

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

c/o Salix Management Corp. 30 Burton Hills Blvd., Suite 370 Nashville, Tennessee 37215

Item 2	(c)	Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e)	CUSIP Number: 74439H 10 8

Item 3		Not applicable

Item 4		Ownership.

.

Cusip No. 74439H 10 8	13G	Page 17 of 21 pages

On March 31, 2004, Salix Ventures II, L.P. (“Salix Ventures”) and Salix Affiliates II, L.P. (“Salix Affiliates” and together with Salix Ventures, the “Salix Entities”) converted an aggregate of 363,636 shares (50%) of the Issuer’s Series A convertible preferred stock into 382,162 shares of the Isuser’s common stock (the “March Conversion Shares”). The March Conversion Shares were distributed to the Salix Entities’ limited partners after the close of business on the evening of March 31, 2004. On various dates from August 12, 2004 to August 27, 2004, the Salix Entities converted an aggregate of 363,636 shares of the Issuer’s Series A convertible preferred stock into 385,688 shares of the Issuer’s common stock (the “August Conversion Shares”). The August Conversion shares were sold immediately upon conversion. As a result of the sale of the August Conversion shares, the Salix Entities no longer hold any shares of the Issuer’s capital stock.

The approximate percentages of shares of common stock reported as beneficially owned by the Reporting Persons is based upon 14,648,484 shares of common stock outstanding as of August 6, 2004, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June, 2004, plus (i) the 385,688 August Conversion Shares and (ii) the shares issuanble upon exercise of options to acquire common stock as described in the following sentence . Amounts shown as beneficially owned by Christopher Grant, Jr. include currently exercisable options to purchase 2,000 shares of common stock held by Mr. Grant.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of common stock or securities convertible into or exercisable for common stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each filing entity.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8	Identification and Classification of Members of the Group. Not applicable

Item 9	Notice of Dissolution of Group. Not applicable

Cusip No. 74439H 10 8	13G	Page 18 of 21 pages

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 74439H 10 8	13G	Page 19 of 21 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: August 31, 2004

Entities:

Salix Ventures II, L.P.

Salix Affiliates II, L.P.

Salix Partners II

Salix Donovan, LLC

Salix Ivy, LLC

Salix Pou, LLC

Salix Management Corp.

CGJR II, L.P.

CGJR/MF III, L.P.

CGJR Health Care Services Private Equities, L.P.

CGJR Capital Management, Inc.

By:	/s/ Robert D. Ivy
Robert D. Ivy, as
Attorney-in-fact for the above-listed entities

Individuals:

David Ward

Christopher Grant, Jr.

Martin R. Felsenthal

By:	/s/ Robert D. Ivy
Robert D. Ivy,
as Attorney-in-fact for the above-listed individuals

Cusip No. 74439H 10 8	13G	Page 20 of 21 pages

INDEX TO EXHIBITS

		Page
EXHIBIT A	Agreement of Reporting Persons	21

EXHIBIT B	Power of Attorney (previously filed with the Commission on February 20, 2003)

Cusip No. 74439H 10 8	13G	Page 21 of 21 pages

EXHIBIT A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that the Amendment No. 2 to Schedule 13G filed on the date hereof with respect to the shares of common stock of Psychiatric Solutions, Inc. has been filed on behalf of the undersigned.

Signature:

Dated: August 31, 2004

Entities:

Salix Ventures II, L.P.

Salix Affiliates II, L.P.

Salix Partners II

Salix Donovan, LLC

Salix Ivy, LLC

Salix Pou, LLC

Salix Management Corp.

CGJR II, L.P.

CGJR/MF III, L.P.

CGJR Health Care Services Private Equities, L.P.

CGJR Capital Management, Inc.

By:	/s/ Robert D. Ivy
Robert D. Ivy, as
Attorney-in-fact for the above-listed entities

Individuals:

David Ward

Christopher Grant, Jr.

Martin R. Felsenthal

By:	/s/ Robert D. Ivy
Robert D. Ivy,
as Attorney-in-fact for the above-listed individuals